CDG INVESTMENTS INC.
Financial Statements

(Expressed in Canadian dollars)
September 30, 2005

PricewaterhouseCoopers LLP Chartered Accountants 111 5th Avenue SW, Suite 3100 Calgary, Alberta Canada T2P 5L3 Telephone +1 (403) 509 7500 Facsimile +1 (403) 781 1825

January 15, 2006

Auditors' Report

To the Shareholders of CDG Investments Inc.

We have audited the balance sheet of CDG Investments Inc. as at September 30, 2005 and the statements of operations and deficit and cash flows for the year then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Canada and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the company as at September 30, 2005 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in Canada.

The financial statements as at September 30, 2004, and for each of the two years then ended were audited by other auditors who expressed an opinion without reservation on those statements in their report dated December 2, 2004.

Chartered Accountants

Calgary, Alberta

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.

Grant Thornton LLP
Chartered Accountants
Management Consultants

Independent Auditors' Report

To the Shareholders of

CDG Investments Inc.

We have audited the consolidated balance sheets of CDG Investments Inc. as at September 30, 2004 and 2003 and the consolidated statements of operations, shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards in Canada and the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at September 30, 2004 and 2003 and the consolidated results of its operations and cash flows for each of the years then ended in accordance with accounting principles generally accepted in Canada.

Calgary, Alberta December 2, 2004	Chartered Accountants

Suite 1000
112 - 4th Avenue SW
Calgary, Alberta
T2P 0H3

T	(403) 260-2500
F	(403) 260-2571
E	Calgary@GrantThornton.ca
W	www.GrantThornton.ca

Canadian Member of Grant Thornton International

CDG Investments Inc.
Balance Sheets
(Expressed in Canadian dollars)
September 30		2005	2004

ASSETS
CURRENT
Cash and cash equivalents		$ 3,704,632	$ 181,241
Accounts receivable		7,426	25,905
Due from related parties Note 13		43,321	18,896
Prepaids and deposits		54,853	53,038
Marketable securities		-	74,700
		3,810,232	353,780
INVESTMENTS Note 3		3,409,664	2,865,048
		$ 7,219,896	$ 3,218,828

LIABILITIES
CURRENT
Accounts payable and accrued liabilities		$ 309,238	$ 195,081
Due to related parties Note 13		3,085	-
		312,323	195,081
CONVERTIBLE DEBENTURES Note 5		-	517,375
		312,323	712,456

SHAREHOLDERS’ EQUITY
CAPITAL STOCK Note 6
Authorized
Unlimited number of shares without nominal or par value
Issued
34,753,172 common shares (2004 – 28,154,081)		43,119,885	42,644,074

EQUITY COMPONENT CONVERTIBLE DEBENTURES Note 5		-	72,000
CONTRIBUTED SURPLUS Note 6		476,594	172,594
DEFICIT		(36,688,906)	(40,382,296)
		6,907,573	2,506,372
		$ 7,219,896	$ 3,218,828

Commitment Note 13

See accompanying notes to the financial statements.

Approved by the Board

“Gregory Smith”	Director	“James Devonshire”	Director

CDG Investments Inc.
Statements of Operations and Deficit
(Expressed in Canadian dollars)
Years Ended September 30	2005	2004	2003

REVENUE
Gain on disposal of investments	$2,583,434	$370,669	$-
Interest income	30,690	7,612	7,690
	2,614,124	378,281	7,690

EXPENSES AND OTHER
General and administrative	482,916	247,648	290,236
Debenture interest	12,308	59,100	30,601
Equity in loss of investees	629,321	888,856	216,397
Write-down of investments	-	104,000	472,780
Write-down of mineral property and equipment	-	22,029	300,754
Site restoration expense	-	-	46,000
Amortization of capital assets	-	-	10,076
	1,124,545	1,321,633	1,366,844
	1,489,579	(943,352)	(1,359,154)
OTHER INCOME
Gain on dilution of equity investments Note 7	2,003,811	459,300	-
Gain on sale of interest in Waddy Lake
Resources Inc. Note 10	200,000	1,354,416	-
Gain on sale of Jolu Mill Note 9	-	-	554,487
NET EARNINGS (LOSS)	3,693,390	870,364	(804,667)
DEFICIT, beginning of year	(40,382,296)	(41,252,660)	(40,447,993)
DEFICIT, end of year	$ (36,688,906)	$(40,382,296)	$ (41,252,660)

EARNINGS (LOSS) PER SHARE
Basic	$0.11	$0.03	$(0.03)

Diluted Note 12	$0.10	$0.03	$(0.03)

WEIGHTED AVERAGE NUMBER
OF SHARES OUTSTANDING
Basic	33,327,782	28,154,081	28,154,081

Diluted Note 12	35,980,490	34,154,081	28,154,081

See accompanying notes to the financial statements.

CDG Investments Inc.
Statements of Cash Flows
(Expressed in Canadian dollars)
Years Ended September 30	2005	2004	2003
Increase (decrease) in cash and cash equivalents
Operating activities
Interest income received	$30,690	$7,612	$7,690
Debenture interest paid	(6,872)	(33,000)	(17,326)
Cash operating expenses	(309,436)	(280,457)	(233,112)
	(285,618)	(305,845)	(242,748)
Investing activities
Proceeds on disposal of investments	4,246,850	711,371	1,202
Purchase of investments	(758,841)	(617,551)	-
Cash proceeds on sale of interest in
Waddy Lake Resources Inc. Note 10	200,000	200,000	-
Notes receivable	-	24,991	(24,991)
Mineral property expenditures	-	(70,192)	(69,330)
	3,688,009	248,619	(93,119)
Financing activities
Option and warrants exercised	121,000	-	-
Debenture proceeds	-	-	550,000
	121,000	-	550,000

Increase (decrease) in cash and cash equivalents	3,523,391	(57,226)	214,133

Cash and cash equivalents
Beginning of year	181,241	238,467	24,334

End of year	$3,704,632	$181,241	$238,467
Supplementary Information:

Income taxes and interest cash payments

The Company did not expend cash on income taxes during the years ended September 30, 2005 and September 30, 2003, (2004 -$18,700.) Cash interest payments during the respective periods, which related to debentures, are reported above.

Non-cash transactions

During the year ended September 30, 2005, convertible debentures in the principal amount of $550,000 were converted to 5,499,091 common shares and 5,499,091 warrants for no cash consideration.

During the year ended September 30, 2005, non-cash stock option compensation of $64,000, (2004 -$Nil, 2003 - $Nil), is included in general and administrative costs.

The Company sold its last remaining mineral property during the year ended September 30, 2004 in exchange for common shares in the capital stock of the purchaser valued at $800,000. (Note 8)

During the year ended September 30, 2004, the Company exchanged its 350,000 shares of Jolu Development Corp. (“JDC”), for 1,116,667 common shares of Golden Band Resources Inc. The transaction was recorded at the carrying value of the JDC shares which approximated the fair value of the Golden Band shares on the exchange date.

During the year ended September 30, 2003, the Company sold the Jolu Mill and equipment for non-cash consideration as described in note 9 to the financial statements.

See accompanying notes to the financial statements.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

1. Nature of Operations
The Company’s business consists of holding investments in primarily mineral exploration companies. The Company is able to exercise significant influence over three of the companies in which it invests due to significant shareholdings and/or common officers and directors. In addition the Company has less significant holdings in various companies which it may buy and sell from time to time as market conditions dictate.

Management is investigating options to assist shareholders in realizing the increased value of the Company’s assets. The dividend described in note 3 partially fulfils this objective. Further, Management is evaluating potential active businesses that the Company might acquire.

2. Summary of Significant Accounting Policies

Basis of Presentation

During the year ended September 30, 2003, the financial statements included the accounts of the Company and its wholly owned subsidiary, Waddy Lake Resources Inc., (Waddy Lake). Effective April 30, 2004, the Company surrendered control of Waddy Lake and ceased to include its accounts in the financial statements. Waddy Lake’s earnings and cash flows in both the period ended April 30, 2004 and the year ended September 30, 2003 were insignificant.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents may include bank and brokerage deposits, banker’s acceptances and treasury bills with maturities equal to or less than 90 days on the date of acquisition.

Marketable Securities

Marketable securities consist of portfolio investments carried at the lesser of cost and market value. They are classified as a current asset as they are capable of reasonably prompt liquidation.

Investments

Investments in corporations in which the Company is able to exercise significant influence are accounted for by the equity method. Portfolio investments are carried at cost. The costs of the investments are reduced by declines in value that are considered to be other than temporary.

Mineral Properties

All costs relating to the exploration and development of mineral properties were capitalized on an area of interest basis. When an area of interest was abandoned, the related accumulated costs were charged to operations. The Company reviewed the carrying values of mineral property interests on a quarterly basis by reference to the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees had committed, or were expected to commit to, exploration on the property. When it became apparent that the carrying value of the property exceeded its estimated net recoverable amount based on the foregoing criteria an impairment provision was made for the decline in value.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

2. Summary of Significant Accounting Policies (continued)

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year. Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares. For the year ended September 30, 2003, this calculation proved to be anti-dilutive. The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments. Under the treasury stock method only "in-the-money" dilutive instruments impact the dilution calculations. (Note 12)

Income Taxes

Income taxes are recorded using the liability method of tax allocation. Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

Stock-based Compensation

Effective October 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to October 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees. The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost over the vesting period. The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

3. Investments
	2005		2004
	Fair Value	Carrying	Fair Value	Carrying
Portfolio investments:		Amount		Amount
Golden Band Resources Inc.
(393,397 common shares, Sept.30, 2004 -	$ 126,000	$ 69,030	$ 2,472,000	$ 1,400,921
12,361,266)
Aloak Corp.
(Sept.30,2004 – 4,200,000)	-	-	42,000	21,000
	126,000	69,030	2,514,000	1,421,921
Equity-accounted investments:
Tyler Resources Inc.
(14,146,952 common shares, Sept.30, 2004 –	19,664,000	3,009,757	4,123,000	1,149,353
14,216,952)
Manson Creek Resources Ltd.
(5,899,048 common shares, Sept. 30, 2004 –	855,000	200,534	708,000	293,773
5,899,048)
Northern Abitibi Mining Corp.
(7,995,426 common shares, Sept. 30, 2004 -	640,000	130,343	280,000	1
7,995,426)
	$ 21,285,000	$ 3,409,664	$ 7,625,000	$ 2,865,048

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

Fair values above are based on market quotes and may not represent actual proceeds should these investments be sold. The investments in Manson Creek, Northern Abitibi and Tyler represent 25%, 21% and 16% of the total issued and outstanding shares of the respective companies as at September 30, 2005, (2004 – 36%, 29% and 21% respectively).

Although the Company’s investment in Tyler is below the 20% threshold generally considered to result in significant influence and dictate equity-accounting for an investment, common officers and directors, including the Chief Executive Officer of both companies, results in the Company continuing to exercise significant influence over its investment. Consequently the Company continues to equity-account for this investment.

Subsequent to year-end the Company distributed 5,204,329 of its shares in Manson Creek, and 7,286,300 of its shares in Northern Abitibi by way of a dividend. In addition to this share dividend the Company paid a cash dividend of $0.01 per share for a total cash dividend of $404,000. The cash and share dividends were payable to shareholders of record on November 16, 2005. Subsequent to the share dividend the Company held a 2% interest in each of Manson Creek and Northern Abitibi. Consequently, effective the dividend distribution date, the Company ceased to equity-account for these two investments.

4. Financial Instruments

The fair market value of cash and cash equivalents, accounts receivable, related party receivables, deposits, accounts payable and accrued liabilities, and related party payables approximate their carrying value as a result of the short-term nature of the instruments or the variable interest rate associated with the instrument. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

5. Convertible Debentures

During the year ended September 30, 2003, the Company closed two debenture financings aggregating $550,000. Directors, or companies over which they had control or direction, subscribed to $450,000 of the debentures. The debentures were interest-bearing at 6% per annum, payable semi-annually on March 31, and September 30, were collateralized by a floating charge over substantially all of the Company’s assets, and were due at the earlier of December 17, 2005 or the date that the Company triggered redemption which required that stock volumes and price met specified levels and the stock continued to be listed on a recognized exchange. The Company triggered early redemption and the debentures were converted into units comprised of one common share and one share purchase warrant during December, 2004 resulting in the issuance of 5,499,091 common shares and 5,499,091 warrants.

	Sept. 30, 2005	Sept. 30, 2004

Principal amount	$ -	$550,000
Less equity component	-	(72,000)
	-	478,000
Add accreted interest	-	39,375
Liability component	$ -	$517,375

The debentures were segregated into the respective fair values of their debt and equity components on the date of issuance. Over the term of the debentures, the debt component was accreted to the face value of the debentures by recording additional interest expense. Upon conversion of the debt, the debt and equity components were eliminated and capital stock and contributed surplus were credited for the carrying amount of the debt that was allocated to capital stock and warrants respectively.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

6.	Capital Stock and Contributed Surplus a) Issued

	Number of	Capital Stock	Contributed
	Shares	Amount	Surplus
			Amount
Balance, September 30, 2002, 2003 and 2004	28,154,081	$42,644,074	$172,594
Issued upon conversion of debentures	5,499,091	330,811	264,000
Issued upon exercise of warrants	500,000	79,000	(24,000)
Issued upon exercise of options	600,000	66,000	-
Stock-based compensation expense Note 11	-	-	64,000
Balance, September 30, 2005	34,753,172	$43,119,885	$476,594

Upon conversion of the debentures, capital stock and warrants were issued as described in Note 5. The warrants issued pursuant to the conversion were allocated a value of $264,000. In valuing the warrants, the Company used a proration of proceeds method that utilized the Black-Scholes Option Pricing Model assuming volatility of 166%, a risk-free interest rate of 3.27%, a two year warrant life and a 0% dividend rate. When 500,000 warrants were exercised, the prorata portion of the value reduced contributed surplus and increased capital stock.

Subsequent to year-end 67,408 common shares were cancelled for no consideration. During fiscal 1995 the Company acquired all of the shares of Waddy Lake Resources Inc. in exchange for common shares of the Company. Certain Waddy Lake Shareholders did not exchange their shares for 67,408 shares of the Company, therefore shares were set aside. Pursuant to the Arrangement Agreement, these shares could be cancelled if the Waddy Lake shares were not exchanged within ten years. The ten years have expired and the shares were cancelled.

Subsequent to year end stock options were exercised to acquire 750,000 common shares at $0.11 per share for total consideration of $82,500. Further, warrants were exercised to acquire 4,999,091 common shares at $0.12 per share for total cash consideration of $599,891.

b)	Stock options and warrants
i)	Stock options outstanding

	Number of Shares
Expiry	2005	2004	2003	Exercise price
November 9, 2004	-	475,000	475,000	$0.25
June 4, 2007	1,275,000	1,975,000	1,975,000	$0.11
February 27, 2008	200,000	-	-	$0.33
	1,475,000	2,450,000	2,450,000

The Company has an option plan, in which up to 10% of the issued and outstanding common shares are reserved for issuance. Under the plan, the options that have been granted expire at the earlier of five years from the grant date, the date at which the Directors determine, or 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.

Options are granted at the fair value of the shares around the grant date or greater amount determined by the directors. All of the above options vested on the grant date.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

6. Capital Stock and Contributed Surplus (continued)

Subsequent to year-end stock options were exercised to acquire 750,000 common shares at $0.11 per share.

ii)	Stock option transactions
		Number	Weighted-average
		of Options	Exercise Price

	As at September 30, 2002	2,585,800	$0.21
	Expired	(735,800)	$0.35
	Granted	600,000	$0.11
	As at Sept. 30, 2003
	and Sept. 30, 2004	2,450,000	$0.14
	Expired	(475,000)	$0.25
	Cancelled	(100,000)	$0.11
	Exercised	(600,000)	$0.11
	Granted	200,000	$0.33
	Balance Sept. 30, 2005	1,475,000	$0.14

iii)	Warrants
	At September 30, share purchase warrants were outstanding that may be exercised to purchase the number of
	common shares indicated:

		Number of Shares
	Expiry	2005	2004	2003	Exercise price
	March 14, 2006	3,000,000	3,000,000	3,000,000	$0.65
	December 16, 2006 Notes 5 & 6	4,990,000	-	-	$0.12
	December 21, 2006 Notes 5 & 6	9,091	-	-	$0.12
		7,999,091	3,000,000	3,000,000

Subsequent to year-end warrants were exercised to acquire 4,999,091 common shares at $0.12 per share.

Subsequent to year end, the Company reserved an additional 330,000 common shares for issuance upon the conversion of the 3,000,000 warrants that expire March 14, 2006. The adjustment was required by the Warrant Indenture Agreement and will result in a maximum of 3,330,000 shares being issued upon conversion of these warrants.

7. Gain on Dilution of Equity Investments

The gain on dilution of equity investments during the year ended September 30, 2005 pertained to the Company’s investments in Tyler Resources Inc., Manson Creek Resources Inc., and Northern Abitibi Mining Corp. The gain during the year ended September 30, 2004 pertained to the Company’s investment in Tyler Resources Inc. The Company’s interests in these companies were diluted when the investees issued capital stock to outsiders during the respective years. The Company’s share of the additional assets introduced to the investee companies exceeded the cost of the Company’s interest surrendered, therefore a gain was recognized.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

8. Sale of Mexican Mineral Property Interest

During the year ended September 30, 2004 the Company sold its approximate 40% mineral property interest in the Bahuerachi, Mexico property to Tyler Resources Inc., (Tyler), a company related by virtue of certain common officers and directors. Tyler issued 13,336,000 shares at an agreed price of $0.06 per share in payment of the purchase price the aggregate value of which was in the range of values assigned to the property by an independent valuator. The share price was negotiated and agreed to by independent committees of the board of directors of both companies. The transaction between these related parties was reflected at the exchange amount, being the amount established and agreed to by the related parties.

9. Sale of Jolu Mill

Effective February 18, 2003 the Jolu Mill and equipment were sold to Jolu Development Corp. (“JDC”), a new corporation whose sole shareholder immediately prior to the transaction was Golden Band Resources Inc. (“Golden Band”). In consideration for the sale of the mill and equipment, JDC agreed to assume the liabilities associated with the mill, past, present and future, issue shares in its capital stock valued at $350,000 and assign a royalty to the Company based on $10 per tonne of ore processed through the mill, not to exceed $400,000 in total. The mill had previously been written-off in the Company’s books and the equipment had a net book value of $8,400. The value of the current liabilities net of any offsetting current assets that was assumed by JDC was $211,000. In addition JDC assumed $330,000 of the total site restoration liability that was estimated on the Company’s books, and $329,000 of the reclamation deposit was transferred to JDC.

During the year ended September 30, 2004, pursuant to a shareholders agreement with Golden Band, the Company gave notice to Golden Band that it must acquire all of the Company’s shares in JDC in exchange for 1,166,667 common shares of Golden Band and the exchange was completed.

10. Gain on sale of interest in Waddy Lake

A statement of Claim that had been filed against the Company, its 100%-owned subsidiary, Waddy Lake Resources Ltd., (“Waddy” Lake”), and certain current and past directors and officers of the two companies, seeking to recover $1,154,133 for mine contracting services as well as damages, court costs and interest on all sums unpaid, was settled effective April 30, 2004 by mutual release. No amount will be payable by any of the parties named in the suit. Pursuant to the Settlement Agreement the Company sold 49% of its 100% share position in Waddy Lake for nominal consideration, and granted an option to acquire an additional 1% of the issued and outstanding Waddy Lake shares for nominal consideration.

Pursuant to the agreement the Company is to receive $800,000 over four years: $200,000 upon execution of the agreement, (received), and $200,000 in each of June 2005, (received), 2006 and 2007. This will be the Company’s only claim to the assets of Waddy Lake. Effective April 30, 2004, the Company ceased to consolidate the operations of Waddy Lake, recorded the gain on the partial sale of their investment and recorded the remaining investment at cost in a nominal amount. During fiscal 2004 the Company determined that it would record its future $200,000 instalment proceeds on an “as received” basis as a result of uncertainty regarding collection. The $200,000 gain reflected during the year ended September 30, 2005 represents one such payment.

11. Stock-based compensation

Included in general and administrative expenses is stock-based compensation expense of $64,000. The $64,000 fair value of the 200,000 stock options granted, ($0.32 per option), during the year ended September 30, 2005 was estimated at the grant date using a Black-Scholes Option Pricing Model under the following assumptions:

Expected option life	3 years	Risk-free interest rate	3.13%
Expected volatility	359.0%	Expected dividend rate	0.00%

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

11. Stock-based compensation (continued)

The Black-Scholes Option Pricing Model was used to determine that there was no material value associated with the options granted during fiscal 2003 using a risk-free interest rate of 3.2%, volatility of 319% and nil dividend yield over the four year expected life.

12.  Earnings per share

	2005	2004	2003
Basic weighted average number of common shares	33,327,782	28,154,081	28,154,081
Effect of dilutive securities:
Assumed convertible debenture conversion	-	5,500,000	-
Stock options	634,794	-	-
Warrants	2,017,914	500,000	-
Diluted weighted average number of common shares	35,980,490	34,154,081	28,154,081
Net earnings (loss) available to common shares	$3,693,390	$870,364	$(804,667)
Interest expense on convertible debentures assumed
converted (net of tax)	-	21,780	-
Net earnings adjusted for diluted computation	$3,693,390	$892,144	$(804,667)

The dilutive effect of stock options and warrants was calculated using the treasury stock method. This method calculates the number of incremental shares by assuming the outstanding stock options and warrants are exercised, and then reduced by the number of shares assumed to be repurchased from the issuance proceeds, using the average market price of the Company’s common shares for the period.

Excluded from the calculation of diluted earnings per share during fiscal 2005 were the warrants exercisable at $0.65 per share and options exercisable at $0.33 per share, as the exercise prices were greater that the average price of the Company’s shares for the year ended September 30, 2005.

Excluded from the calculation of diluted earnings per share during fiscal 2004 were the warrants exercisable at $0.65 per share and the options exercisable at $0.11 and $0.25 per share as the exercise prices were equal to or greater than the average trading price of the Company’s common shares for the year ended September 30, 2004. There were no adjustments pertaining to 2003 because there was a loss and the calculation proved to be anti-dilutive.

13. Related Party Transactions and Commitment

During the year ended September 30, 2005 a company, related by virtue of certain common officers and directors, charged $28,000, (2004 - $25,000, 2003 – $21,000), for the Company’s share of office base rent, operating costs and miscellaneous expenses. Pursuant to a sublease agreement with the related company, the Company is committed to pay its share of lease operating costs and base lease expenses which approximate fair market value. The committed base lease costs for the following years are $11,000 in 2006 and $2,700 in 2007, the final year of the lease. The Company will also be required to pay its share of lease operating costs in each of these years, which in 2006 is expected to aggregate $10,000.

During the year ended September 30, 2005 companies, in which an officer or director is a controlling shareholder, charged the Company $41,000, (2004 - $25,000, 2003 - $34,000), for administrative services. The services were recorded at the exchange amount being that established and agreed to by the two parties. The related party payable at September 30, 2005 pertained to these charges that were unpaid at year-end.

Administrative billings to corporations related by virtue of certain common officers and directors aggregated $121,000 during the year ended September 30, 2005, (2004 - $80,000, 2003 - $62,000). Related party receivables at September 30, 2005 and September 30, 2004 pertained to these charges that were unpaid at year-end.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

During previous years a company related by virtue of certain common officers and directors, was the operator of a mineral property joint venture and charged the Company for its share of third party exploration billings, in addition to an overhead fee of 10% thereon. The 10% administrative fee is a standard rate in non-related joint venture arrangements. The exploration billings for the year ended September 30, 2004 aggregated $10,500, (2003 - $121,000), and a 10% overhead fee of $1,050 was billed, (2003 -$12,000). There were no charges in 2005. See also note 5 and note 8.

14. Income Taxes

a)	Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2005	2004	2003
Computed expected income taxes (recovery) at a
combined Provincial and Federal rate of 34%
(2004 – 34%, 2003 – 38%)	$1,256,000	$296,000	(306,000)
Effect on income taxes resulting from:
Change in valuation allowance	(584,000)	(7,139,000)	(1,981,000)
Non-taxable investment gains/income	(809,000)	(1,039,000)	-
Sale of subsidiary and consequential
loss of tax pools and losses	-	6,851,000	-
Change in tax rates	-	1,031,000	592,000
Losses expired	-	-	785,000
Non-deductible amounts and adjustments	137,000	-	910,000
Total income tax expense	$-	$-	$-

As at September 30, the significant components of the Company’s future income tax asset were as follows:

	2005	2004
	(at 34%)	(at 34%)
Losses carried forward	$ 573,000	$573,000
Tax values in excess of book values:
Mineral properties and capital assets	418,000	568,000
Investments	1,076,000	1,510,000
Future income tax asset before valuation allowance	2,067,000	2,651,000
Valuation allowance	(2,067,000)	(2,651,000)
Future income tax asset	$ -	$-

b)	The Company has accumulated non-capital losses for income tax purposes of approximately $1,684,000. Unless sufficient taxable income is earned in future years these losses will expire as follows:

2006	$134,000
2007	764,000
2008	43,000
2011	743,000
$1,684,000

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

c)	At September 30, 2005, the Company has available the following amounts which may be deducted, at the annual rates indicated below, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$386,000	100%
Foreign exploration and
development expense	788,000	10%
Undepreciated capital cost	72,000	20-30%
	$1,246,000

15.	Segmented Information

As at September 30, 2005 and September 30, 2004, the Company’s only business segment pertained to holding investments in primarily mineral exploration companies. Further, all identifiable assets of the Company pertained to Canadian operations as of September 30, 2005 and September 30, 2004. During fiscal 2003 and 2004, Mexican mineral property write-offs of $300,754 and $11,580 respectively were included in earnings (loss). Net earnings during the year ended September 30, 2005 was wholly attributable to Canadian operations.

16.	Comparative amounts

Certain comparative amounts have been reclassified to conform to the financial statement presentation adopted in the current year.

17.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles

The financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles (“Canadian GAAP”), which differ in certain material respects from those principles that the Company would have followed had its financial statements been prepared in accordance with United States Generally Accepted Accounting Principles (“U.S. GAAP”). The effect of applying US GAAP to our financial statements is summarized in the following tables.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

17. Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)
Statements of Operations and Deficit:
Net Earnings (Loss):		2005		2004		2003
As reported – Canadian GAAP		$3,693,390	$	870,364	$	(804,667)
Gain on sale of exploration properties (a) (b)		-		800,000		2,777,000
Exploration expenditures – expensed in year incurred (b)		-		(22,029)		(132,691)
Accreted interest debenture (c)		5,436		26,100		13,275
Write-down of mineral property and equipment reversed -
costs previously written-off for US GAAP purposes (b)		-		22,029		300,754
Mark to market trading securities (d)		-		31,300		-
Change in equity in loss of investees (e)		(565,536)		694,046		216,397
Eliminate gain on dilution of equity investment (e)		(2,003,811)		(459,300)		-
Adjust write-offs and loss on sale of investments due to
different cost basis for US GAAP purposes (a)(d)(e)(f)		(1,324,053)		(363,506)		303,537
Net Earnings (Loss) – US GAAP		(194,574)		1,599,004		2,673,605
Change in unrealized valuation gain (loss)
“available-for-sale” investments (f)		88,146		(11,681)		(294,482)
Realized gain (loss) upon sale of investments (f)		218,681		33,040		-
Comprehensive Earnings US GAAP (g)		$112,253		$1,620,363	$	2,379,123
Earnings (Loss) Per Share
Canadian GAAP basic earnings (loss) per share	$	0.11	$	0.03	$	(0.03)
Canadian GAAP diluted earnings (loss) per share	$	0.10	$	0.03	$	(0.03)
US GAAP basic earnings (loss) per share	$	0.00	$	0.06	$	0.09
US GAAP diluted earnings (loss) per share	$	0.00	$	0.05	$	0.08
Deficit:
As reported – Canadian GAAP		$(36,688,906)		$(40,382,296)		$(41,252,660)
Previous period adjustments		637,940		(90,700)		(3,568,972)
Current income adjustments		(3,887,964)		728,640		3,478,272
Deficit, US GAAP		(39,938,930)		(39,744,356)		(41,343,360)
Accumulated other comprehensive income (loss) (g)		33,704		(273,123)		(294,482)
Deficit and accumulated other comprehensive
income (loss) – US GAAP		$(39,905,226)		$(40,017,479)		$(41,637,842)

Balance Sheets:
September 30	2005		2004
	Canadian	United States	Canadian	United States
	GAAP	GAAP	GAAP	GAAP
Assets
Current assets (d)	$3,810,232	$3,810,232	$353,780	$385,080
Investments (a) (e) (f)	3,409,664	148,533	2,865,048	3,159,190
Total Assets	$7,219,896	$3,958,765	$3,218,828	$3,544,270

Liabilities and Shareholders’ Equity
Current liabilities	$312,323	$312,323	$195,081	$195,081
Convertible debentures (c)	-		517,375	550,000
Capital stock (c)	43,119,885	43,094,791	42,644,074	42,644,074
Equity component of convertible debentures (c)	-		72,000	-
Contributed Surplus (c)	476,594	456,877	172,594	172,594
Deficit	(36,688,906)	(39,938,930)	(40,382,296)	(39,744,356)
Accumulated comprehensive income (loss)	-	33,704	-	(273,123)
Total Shareholders’ Equity	$7,219,896	$3,958,765	$3,218,828	$3,544,270

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

17.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

a) Sale of Saskatchewan Exploration Properties
The Company negotiated the sale of a portfolio of Saskatchewan exploration properties during fiscal 2002. The Company was satisfied that all conditions of the draft agreement would be met at year-end and this was confirmed during the subsequent events period. As a result the Company recorded the sale at the end of fiscal 2002. The sale actually closed early in fiscal 2003.

For Canadian GAAP purposes the sale was recorded in the fiscal 2002 financial statements and the value assigned to the sale was based upon the fair value of the shares received in exchange for the properties, (“the Golden Band Shares”), at the time that the agreement was negotiated. US GAAP would dictate that the transaction be recorded on the closing date and that the market value of the Golden Band Shares on the closing date be used to value the transaction. As these exploration properties were previously written-off for US GAAP purposes the full amount of the proceeds, $2,777,000, was recognized as a gain on sale of mineral properties during fiscal 2003. Further $2,777,000 became the US GAAP carrying value of the Golden Band Shares. In each of 2005 and 2004, the carrying value of the Golden Band Shares was adjusted for US purposes to reflect the revised cost and gains and losses on sales of these shares were adjusted accordingly.

b) Exploration Properties
Under Canadian GAAP the costs relating to the acquisition and exploration of mineral properties were capitalized on an area of interest basis. Costs related to abandoned properties, and costs related to properties which the company had assessed as not viable were charged to expense in the year in which such a determination was made. Under US GAAP, exploration costs cannot be capitalized until the Company has objective reasonable assurance as to their recovery, generally upon receipt of a bankable feasibility study. Consequently these start-up costs must be expensed as incurred.

c) Convertible Debentures
Under US GAAP, the $550,000 cash proceeds from the Convertible Debentures would be characterized as debt. For Canadian GAAP purposes the proceeds were allocated between the equity and debt components. Additional interest expense was accreted over the life of the debenture with an equal accretion to the liability component of the debenture.

During fiscal 2005 the debentures were converted to equity. The combined carrying value of the debt and equity portion of the debt was allocated to capital stock and contributed surplus in recognition of the capital stock and warrants issued respectively, upon conversion. As the carrying value of the debt for US GAAP purposes differed from that for Canadian purposes, the amount to be credited to capital stock and contributed surplus, respectively also differed.

For US GAAP purposes, the fair value of the debentures as at September 30, 2004 was $516,000, ( 2003 - $498,000). Fair value was determined by discounting the expected future cash flows of the debentures at current rates for debt instruments with similar terms.

d) Marketable Securities
Marketable securities were included in current assets at September 30, 2004. Under Canadian GAAP these portfolio investments were carried at the lesser of cost and fair market value. Fair market value was greater than cost, consequently no adjustment was made to the carrying value of this investment for Canadian GAAP purposes. As the Company had acquired these investments with the intent of selling them in the near term, they qualified as “trading securities” for US GAAP purposes. As dictated by US GAAP, the unrealized gains and losses with respect to these investments were recognized in earnings and the carrying value of the investment was adjusted to fair value at period-end.

e) Equity Investments
The Company’s equity investments are in corporations that have exploration properties that are accounted for in accordance with Canadian GAAP as described in note 17(b) above. For US GAAP purposes the exploration costs would be written-off as incurred and the Company’s share of these write-offs would increase the Company’s equity in losses of equity investments.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

17.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

e) Equity Investments (continued)
For Canadian GAAP purposes, when the Company’s equity-accounted investment in a corporation was diluted through the issuance of shares by the investee to outside parties, a gain or loss on dilution was recorded based on the difference between the issue price per share and the Company’s carrying value per share on the issue date. For US purposes a gain or loss would be recorded only when the Company disposes of an interest in the equity-accounted investment.

f) Portfolio Investments
Portfolio investments in shares of public companies have been recorded at cost, less a provision for decreases in value considered to be other than temporary. Under US GAAP, the Company is required to record these “available-for-sale” investments at fair value and record the unrealized gains or losses as a component of other comprehensive income under shareholders’ equity.

g) Comprehensive Earnings (Loss)
Under US GAAP, FAS 130 requires that companies report comprehensive income as a measure of overall performance. Comprehensive income includes all changes in equity during a period except those resulting from investments by owners and distributions to owners. The only component of comprehensive income that currently affects the company’s performance is unrealized holding gains and losses on “available-for-sale” investments as discussed in 17(f) above. Under current Canadian GAAP there is no similar concept to comprehensive income, however a new accounting pronouncement which will become effective in future years will align Canadian and US GAAP as it relates to comprehensive income. See note 17(h).

h) New Accounting Pronouncements
The following new accounting pronouncements in both Canada and the United States may have a material effect on the Company’s financial statements in future years:

CANADA
Financial Instruments

Section 3855 of the CICA Handbook prescribes when to recognize a financial instrument on the balance sheet and at what value. It also describes how to present financial instrument gains and losses. This pronouncement will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 115.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.

Comprehensive Income
Section 1530 of the CICA Handbook addresses the disclosure of changes in equity of an enterprise during a period from transactions and other events and circumstances from non-owner sources. This pronouncement will effectively harmonize Canadian GAAP with the US GAAP treatment that is prescribed in FAS 130.

The new Canadian rules will become effective for the Company’s 2007 fiscal year, however earlier adoption is permitted.

Non-monetary Transactions
Section 3831 of the CICA Handbook, requires all non-monetary transactions to be measured at fair value unless: a) the transaction lacks commercial substance, b) neither the fair value of the assets given up nor assets acquired is reliably measurable, c) the transaction involves a transfer to owners that represents a spin-off or restructuring or, d) the transaction is an exchange of a product or property held for sale in the ordinary course of business for a product or property to be sold in the same line of business to facilitate sales to outside customers. This release is effective for non- monetary transactions initiated in periods beginning on or after January 1, 2006, with an allowance for early adoption.

CDG Investments Inc.
Notes to the Financial Statements
(Expressed in Canadian dollars)
September 30, 2005

17.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

h) New Accounting Pronouncements (continued)

UNITED STATES
Exchanges of Non-monetary Assets

FAS 153 requires that all non-monetary exchanges be accounted for at fair value except for exchanges of non-monetary assets that do not have commercial substance. An exchange is considered to have commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. This pronouncement is effective for non-monetary exchanges occurring in periods beginning after June 15, 2005.

Share-Based Payment
FAS 123R requires companies to recognize compensation costs for all types of stock options in the financial statements. Pro-forma disclosure will no longer be an allowable alternative to financial statement recognition. The standard also revises certain requirements for accounting for other types of share-based payments. This standard is effective for interim and annual periods beginning after June 15, 2005 for public entities that do not file as small business issuers.

As the Company has been recording stock based compensation in the financial statements since October 1, 2002, FAS 123R will not alter the Company’s accounting for stock-based compensation.

Accounting Changes and Error Corrections
FAS 154, changes the requirements for the accounting for and reporting of a change in accounting principle. The pronouncement requires that companies report voluntary changes in accounting principle via retrospective application, unless impracticable. This rule will be effective for the Company’s 2007 fiscal year.